cm

SECU[illegible] 08025805 [illegible]SION

SEC Mail Processing Section

FEB 26 2008

Washington, DC
111

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-8193

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2007 (MM/DD/YY) AND ENDING December 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: E. B. Powell & Company, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Northpointe Circle
(No. and Street)

Seven Fields	PA	16046
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Andrea Vadas Evancho — 724-776-7600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Parente Randolph, LLC
(Name – *if individual, state last, first, middle name*)

444 Liberty Avenue, Suite 1800	Pittsburgh	PA	15222
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Andrea Vadas Evancho, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of E. E. Powell & Company, Inc., as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Treasurer / CCO

Title

COMMONWEALTH OF PENNSYLVANIA

Notarial Seal
Kelly L. Banichar, Notary Public
Seven Fields Boro, Butler County
My Commission Expires July 24, 2010

Member, Pennsylvania Association of Notaries

Kelly L. Banichar
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Statement of Cash Flows

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

E. E. Powell & Company, Inc.

Financial Statements
For The Year Ended
December 31, 2007
&
Independent Auditors' Report
&
Supplementary Information
&
Internal Control Report

Table Of Contents

PARENTERANDOLPH

The Power of Ideas

INDEPENDENT AUDITORS' REPORT

Stockholders
E. E. Powell & Company, Inc.:

We have audited the accompanying statement of financial condition of E. E. Powell & Company, Inc. (the "Company") as of December 31, 2007, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of E. E. Powell & Company, Inc. as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information, as listed in the accompanying table of contents, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Parente Randolph, LLC

Pittsburgh, Pennsylvania
February 22, 2008

E.E. POWELL & COMPANY, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

CASH	$ 65,632
DEPOSIT WITH CLEARING ORGANIZATION	50,000
RECEIVABLE FROM CLEARING ORGANIZATION	252,193
PREPAID EXPENSES AND DEPOSITS	6,631
FURNITURE AND EQUIPMENT, LESS ACCUMULATED DEPRECIATION OF $190,563	11,509
TOTAL	$ 385,965

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES,	
Accrued payroll and related liabilities	$ 48,364
STOCKHOLDERS' EQUITY:	
Common stock, no par value, 100,000 shares authorized, 36,191 shares issued and outstanding	361,913
Paid-in capital	31,969
Deficit	(56,281)
Total stockholders' equity	337,601
TOTAL	$ 385,965

See Notes to Financial Statements

E.E. POWELL & COMPANY, INC.

STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2007

REVENUES:	
Commissions and fees	$ 829,946
Net dealer inventory and investment gains	266,226
Mutual funds - direct sales	103,268
Interest and dividends	10,996
Other income	35,000
Total revenues	1,245,436
EXPENSES:	
Employee compensation and benefits	893,393
Commissions and clearance fees	80,936
Other operating	64,956
Occupancy	62,407
Communications and data processing	25,293
Quotation services	18,853
Taxes, other than income taxes	478
Interest	642
Total expenses	1,146,958
INCOME BEFORE INCOME TAXES	98,478
INCOME TAXES	-
NET INCOME	$ 98,478

See Notes to Financial Statements

E.E. POWELL & COMPANY, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2007

	COMMON STOCK	PAID-IN CAPITAL	DEFICIT	TREASURY STOCK	TOTAL
BALANCE, BEGINNING OF YEAR	$ 465,913	$ 31,969	$ (154,759)	$ -	$ 343,123
NET INCOME	-	-	98,478	-	98,478
PURCHASE OF TREASURY STOCK	-	-	-	(104,000)	(104,000)
RETIREMENT OF TREASURY STOCK	(104,000)	-	-	104,000	-
BALANCE, END OF YEAR	$ 361,913	$ 31,969	$ (56,281)	$ -	$ 337,601

See Notes to Financial Statements

E.E. POWELL & COMPANY, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 98,478
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	3,600
Decrease in:	
Receivable from clearing organization	27,219
Marketable securities owned	52,815
Prepaid expenses and deposits	168
Increase in,	
Accrued payroll and related liabilities	2,745
Net cash provided by operating activities	185,025
CASH FLOWS USED IN INVESTING ACTIVITIES,	
Purchase of furniture and equipment	(7,108)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Decrease in cash overdraft	(8,285)
Purchase of treasury stock	(104,000)
Net cash used in financing activities	(112,285)
INCREASE IN CASH	65,632
CASH, BEGINNING OF YEAR	-
CASH, END OF YEAR	$ 65,632
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION,	
Interest paid	$ 642

See Notes to Financial Statements

1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS

E. E. Powell & Company, Inc. (the "Company") is a broker-dealer in Pittsburgh, Pennsylvania, registered with the Securities and Exchange Commission ("SEC") and is a member of various exchanges and the Financial Industry Regulatory Authority.

On April 3, 1994, the Company went fully disclosed, thereby becoming an introducing broker. By doing such, the Company can accept customer orders but elects to clear through another broker. In this arrangement, the Company accepts the customers' orders and the clearing brokers clear the trades. Either party may initiate the execution of a trade. The clearing broker processes and settles the customer transactions for the Company and maintains customer records. The Company no longer carries security accounts for customers or performs custodial functions relating to customer securities.

REVENUES

Accounting principles generally accepted in the United States of America require that customers' and proprietary securities transactions and the related commission income and expense be recorded on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition. Throughout the year, interest is earned on the amounts receivable and charged on amounts payable.

RECEIVABLE FROM CLEARING ORGANIZATION

Receivables are reported at net realizable value. Accounts are written off when they are determined to be uncollectible based upon management's assessment of individual accounts. Receivables are considered fully collectible by management and, accordingly, no allowance for doubtful accounts is considered necessary.

FURNITURE AND EQUIPMENT

Furniture and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the depreciable assets.

INCOME TAXES

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. INCOME TAXES

The differences between the actual provision for income taxes and the amount expected by applying the federal statutory income tax rate of 34% to income before income taxes are reconciled below:

Expected income tax expense	$33,483
Increase (decrease) resulting in:	
State tax, net of federal benefit	6,493
Surtax and other differences	13,979
Change in valuation allowance	(53,955)
Actual provision for income taxes	$ -

Deferred income taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. The significant temporary differences are the difference between the book and tax basis of the Company's furniture and equipment and net operating loss carryforwards. The net deferred income tax asset is as follows:

Deferred tax assets:	
Federal net operating loss carryforward	$ 4,400
State net operating loss carryforward	5,365
Total deferred tax asset	9,765
Deferred tax liability, Depreciation	933
Valuation allowance	(8,832)
Total	$ -

The Company established a valuation allowance for deferred tax assets as it is more likely than not that the deferred tax assets will not be realized. The decrease in the deferred tax asset valuation allowance is primarily due to the taxable income.

The Company has federal net operating loss carryforwards of approximately $29,000. These carryforwards expire between 2021 and 2025.

The Company has state net operating loss carryforwards of approximately $54,000. These carryforwards expire from December 31, 2008 to December 31, 2015.

3. LINE OF CREDIT

The Company has a line of credit with a bank for $200,000. Interest is payable at the prime rate plus one and a half percent (8.75% at December 31, 2007). There were no borrowings at December 31, 2007 or for the year then ended.

4. OPERATING LEASE

The Company entered into an operating lease for office space. Rent expense was $55,113. The Company's future minimum rental payments under the noncancellable operating lease as of December 31, 2007 are as follows:

YEAR ENDING DECEMBER 31:	
2008	$ 55,113
2009	55,113
2010	22,964
Total	$133,190

5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2007, the Company had net capital of $319,311, which was $69,311 in excess of its required net capital of $250,000. The Company's net capital ratio was .15 to 1 at December 31, 2007.

6. CONCENTRATION OF CREDIT RISK

The Company maintains its cash balances in a financial institution located in Pittsburgh, Pennsylvania. The balances are insured by the Federal Deposit Insurance Corporation to $100,000.

7. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

In the normal course of business, the Company's customer and correspondent clearance activities involve the execution, settlement, and financing of various customer securities transactions. These activities may subject the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

8. RETIREMENT PLAN

The Company sponsors a Simple IRA plan. Employer contributions were $20,816.

9. EXEMPTIVE PROVISIONS OF RULE 15C3-3

The Company is exempt from the reporting requirements of SEC Rule 15c3-3 under section (k)(2)(ii), which states that the provisions of the rule are not applicable to a broker or dealer who, as an introducing broker and dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer. Accordingly, disclosure is not required of the "Computation for Determination of Reserve Requirements" and the schedule of "Information Relating to Possession or Control Requirements."

E.E. POWELL & COMPANY, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2007

COMPUTATION OF NET CAPITAL

TOTAL STOCKHOLDERS' EQUITY	$ 337,601
DEDUCTIONS AND/OR CHARGES:	
Non-allowable assets:	
Furniture and equipment, net	11,509
Prepaid expenses, deposits and petty cash	6,781
Other deductions and/or charges	18,290
NET CAPITAL	$ 319,311

COMPUTATION OF AGGREGATE INDEBTEDNESS

TOTAL AGGREGATE INDEBTEDNESS:	
Accrued payroll and related liabilities	48,364
Total liabilities	48,364
OTHER ITEMS	-
TOTAL AGGREGATE INDEBTEDNESS	$ 48,364

E.E. POWELL & COMPANY, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2007

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

MINIMUM NET CAPITAL REQUIRED (6-2/3% OF AGGREGATE INDEBTEDNESS)	$ 3,224
MINIMUM DOLLAR NET CAPITAL REQUIRED	$ 250,000
NET CAPITAL REQUIREMENT	$ 250,000
EXCESS NET CAPITAL	$ 69,311
EXCESS NET CAPITAL AT 1000%	$ 314,474
RATIO: AGGREGATE INDEBTEDNESS TO NET CAPITAL	.15 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

INCLUDED IN PART II OF FORM X-17A-5 AS OF DECEMBER 31, 2007:	
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 319,311
Net audit adjustments	-
NET CAPITAL PER ABOVE	$ 319,311

See Notes to Financial Statements

PARENTERANDOLPH

The Power of Ideas

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Stockholders
E. E. Powell & Company, Inc.:

In planning and performing our audit of the financial statements and supplementary information of E. E. Powell & Company, Inc. (the "Company") as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of

America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Parente Randolph, LLC

Pittsburgh, Pennsylvania
February 22, 2008

END